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                                                                  Exhibit (a)(8)

FOR IMMEDIATE RELEASE:

     ROYAL & SUN ALLIANCE INSURANCE GROUP plc COMMENCES TENDER OFFER FOR
                           ORION CAPITAL CORPORATION
                              AT $50.00 PER SHARE

New York, New York, July 16, 1999 - Royal & Sun Alliance Insurance Group plc, London, announced today that it has commenced through an indirect wholly-owned subsidiary (NTG Acquisition Corp.) its previously announced US$50.00 per share cash tender offer for all the outstanding shares of common stock of Orion Capital Corporation (NYSE:OC), Farmington, CT. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, August 12, 1999, unless the tender offer is extended. Following the consummation of the tender offer, Royal & Sun Alliance intends to consummate a second step merger to acquire all shares not purchased in the tender offer at the same price paid in the tender offer. This would result in an aggregate equity purchase price on a fully diluted basis of approximately US$1.4 billion.

As previously announced, the Board of Directors of Orion has unanimously approved the tender offer and the related transactions, has determined that the terms of the tender offer and merger are fair to, and in the best interests of, Orion's stockholders, and has recommended that all stockholders accept the offer. Due to the need for insurance regulatory approvals, it is not expected that the tender offer will be completed until the fourth quarter of 1999. The parties expect that the expiration date of the tender offer will be extended in order to permit the parties to obtain such approvals.

The tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the tender offer that number of shares which represents at least a majority of the total number of shares outstanding on the date shares are accepted for payment. Consummation of the tender offer will be subject to the expiration or termination of any applicable antitrust waiting period, the receipt of any required regulatory approvals and customary conditions. Other terms and conditions of the tender offer are set forth in the definitive tender offer documents being filed with the Securities Exchange Commission and mailed to Orion stockholders.

Following the tender offer, the acquisition of Orion will be completed by merging NTG into Orion, and all of Orion's shares not owned by Royal & Sun Alliance and its subsidiaries will be converted into the right to receive $50 per share in cash. The merger agreement provides for the payment to Royal & Sun Alliance of a fee of $45 million if the merger agreement is terminated in certain circumstances. Orion has also granted to Royal & Sun Alliance USA an option to purchase up to 19.9% of Orion's shares, exercisable under the same circumstances.

Citibank N.A. will act as depositary for the tender offer, MacKenzie Partners, Inc. will act as information agent, and Salomon Smith Barney, Inc. will act as dealer manager.

Following the close of the transaction, Royal & Sun Alliance will maintain the Orion brands and operate its three major divisions: commercial, personal and specialty. The Commercial
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Insurance division will include Royal & SunAlliance USA's retail branches and
Orion's EBI Companies. OrionAuto will join the Personal Insurance division.

Orion Capital is a leader in the specialty property and casualty insurance business through wholly owned subsidiaries operating in three focused segments: nonstandard personal automobile insurance through OrionAuto, workers compensation through EBI Companies and specialty commercial insurance through Orion Specialty, which includes DPIC Companies. Royal & SunAlliance USA, Inc. is part of Royal & SunAlliance Insurance Group plc which operates in over 55 countries worldwide and transacts business in over 130 countries. Worldwide net premium income in 1998 was $16 billion with total assets over $100 billion. The company is listed on the London Stock Exchange (RSA.L) and has a Level 1 American Depositary Receipt Program (RSAIY).

Statements herein concerning the growth and strategies of Royal & Sun Alliance and Orion include forward-looking statements. Royal & Sun Alliance's and/or Orion's actual results may differ materially from those suggested as a result of various factors, including, without limitation, Royal & Sun Alliance's and Orion's ability to recruit and retain qualified technical consultants, and, the companies' ability to consummate the transaction, successfully integrate Orion's operations and compete successfully with existing and future competitors. Interested parties should refer to the disclosure set forth in Royal & Sun Alliance's and Orion's recent public filings for additional information regarding the companies' financial conditions and results of operations.

For more information about Royal & Sun Alliance or Orion Capital, visit their web sites at www.royalsunalliance.com and www.orioncapital.com.
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CONTACT: MacKenzie Partners, Inc.  Daniel H. Burch, (212) 929-5748.